Exhibit (a)(5)(c)

Solectron Announces Preliminary Results
Of Early Settlement Offer for 7.25%
Adjustable Conversion-Rate Equity Security Units

For Immediate Release: May 6, 2004

MILPITAS, Calif. — Solectron Corporation (NYSE: SLR) today announced preliminary results of its previously announced early settlement offer for up to 41.8 million of its 7.25 percent Adjustable Conversion-Rate Equity Security Units (Equity Security Units). The offer expired at midnight New York City time (Eastern Daylight Time) Wednesday, May 5, 2004.

Based on a preliminary count, Solectron has been advised by the exchange agent that, as of midnight May 5, 2004, approximately 41.4 million of the Equity Security Units (including approximately 2.7 million Equity Security Units tendered pursuant to guaranteed delivery procedures), or approximately 94 percent of the total outstanding, were validly tendered and not withdrawn in response to the offer. In accordance with the terms of the early settlement offer, Solectron has accepted for exchange, at a purchase price per Equity Security Unit of 2.5484 shares of its common stock and cash in the amount of $1.97, all of the validly tendered Equity Security Units. The purchase price applies to all Equity Security Units tendered. The final results of the early settlement offer will be announced promptly after verification by the exchange agent.

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Analyst Contact:

Perry Hayes, Solectron Corporation, (408) 956-7543 (U.S.), perryhayes@ca.slr.com

Media Contact:

Kevin Whalen, Solectron Corporation, (408) 956-6854 (U.S), kevinwhalen@ca.slr.com